Exhibit 21.1

List of Subsidiaries of Clovis Oncology, Inc.

Name:	Jurisdiction of Organization:
Clovis Oncology UK Limited	United Kingdom
EOS (Ethical Oncology Science) S.p.A.	Italy
EOS-CS (Ethical Oncology Science – Clinical Studies) S.r.l.	Italy